DRINKER BIDDLE & REATH LLP
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                           Philadelphia, Pa 19107-3496
                            Telephone: (215) 988-2700
                               Fax: (215) 988-2757



                                January 15, 1999


VIA EDGAR
---------
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

      Re:   Chesapeake Utilities Corporation -- Schedule 13D
            ------------------------------------------------


Dear Sir or Madam:

     Enclosed for filing is an amendment to the Schedule 13D currently in effect for Superior Group Inc., Cawsl Enterprises, Inc., SGI Holdings, Inc., SGI Investor Partners and William G. Warden, III with respect to Chesapeake Utilities Corporation. If you have any questions, do not hesitate to call me at 215-988-2759.

                                    Very truly yours,

                                    /s/ Robert C. Juelke
                                    --------------------
                                    Robert C. Juelke



Enclosure
cc:   Chesapeake Utilities Corporation (w/enc.)
      The New York Stock Exchange (w/enc.)

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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1)

                        CHESAPEAKE UTILITIES CORPORATION
                        --------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.4867 per share
                    -----------------------------------------
                         (Title of class of securities)

                                   16503 10 8
                                   ----------
                                 (CUSIP number)

   Robert M. Jones, Jr., Drinker Biddle & Reath LLP, PNB Building, Suite 1100
        1345 Chestnut Street, Philadelphia, PA 19107-3496 (215) 988-2700
        ----------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 15, 1998
           -------------------------------------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |__|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                   -----------------------------
CUSIP No. 16503 10 8                 13D          Page 2 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Superior Group, Inc.
          E.I. #23-2189013
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                           | |

-------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6      -----------------------------------------------------------------------
          Pennsylvania
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF               0 shares
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                0 shares
        EACH          ---------------------------------------------------------
      REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON WITH              0 shares
                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                              0 shares
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

                                                                            | |
-------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   -----------------------------
CUSIP No. 16503 10 8                 13D          Page 3 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Cawsl Enterprises, Inc.
          E.I. #51-0280973
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                            | |
-------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF               0 shares
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                0 shares
        EACH          ---------------------------------------------------------
      REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON WITH              0 shares
                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                              0 shares
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                            | |
-------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   -----------------------------
CUSIP No. 16503 10 8                 13D          Page 4 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          SGI Holdings, Inc.
          E.I. #51-0356596
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                            | |
-------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF               0 shares
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                0 shares
        EACH          ---------------------------------------------------------
      REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON WITH              0 shares
                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                              0 shares
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

                                                                            | |
-------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   -----------------------------
CUSIP No. 16503 10 8                 13D          Page 5 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          SGI Investor Partners
          E.I. #23-2871446
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                           | |
-------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6         Pennsylvania
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF               0 shares
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                0 shares
        EACH          ---------------------------------------------------------
      REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON WITH              0 shares
                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                              0 shares
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

                                                                            | |
-------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   -----------------------------
CUSIP No. 16503 10 8                 13D          Page 6 of 13 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          William G. Warden, III

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                      (b) |X|
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

          AF, 00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                           | |
-------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6        United States of America
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF               17,348 shares
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                0 shares
        EACH          ---------------------------------------------------------
      REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON WITH              17,348 shares
                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                              0 shares
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,348 shares
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

                                                                            | |
-------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.3%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement amends and supplements the Schedule 13D dated December 24, 1986, as amended on October 10, 1990 and January 23, 1997, filed with the Securities and Exchange Commission by Superior Group, Inc., a Pennsylvania corporation ("Superior"), with respect to ownership of common stock ("Common Stock") of Chesapeake Utilities Corporation (the "Issuer"), which stock is beneficially owned by Superior through SGI Investor Partners, a Pennsylvania general partnership which Superior controls through two wholly-owned subsidiaries, Cawsl Enterprises, Inc., a Delaware corporation, and SGI Holdings, Inc., a Delaware corporation, which are the general partners of SGI Investor Partners. This amended Schedule 13D also reports the number of shares of Common Stock beneficially owned by William G. Warden, III who, through his ownership individually and as a co-trustee under two trusts of a majority of Superior's outstanding common shares, may be deemed to control Superior.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date on which this statement is executed, neither Superior, Cawsl Enterprises, Inc., SGI Holdings, Inc. nor Superior Investor Partners owns any shares of Common Stock.

As of the date on which this statement is executed, Mr. Warden owns 17,348 shares of Common Stock, constituting 0.3% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 5,076,939 shares of Common Stock issued and outstanding (as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). Mr. Warden has the sole power to vote and dispose of such shares of Common Stock.

(c) During the period since the last amendment to this Schedule 13D and ending on the date of this statement, SGI Investor Partners sold shares of Common Stock in 38 transactions effected in the open market. Such transaction are described in the following table:

---------------------------------------------------------------------------
           Date               Number of Shares         Price per Share
---------------------------------------------------------------------------
         10/13/98                    500                   17.75
         10/14/98                  1,500                   17.75
         10/15/98                 16,200                   17.3129
         10/16/98                  4,700                   17.4654
         10/19/98                  1,400                   17.5357
         10/20/98                  1,100                   17.517
         10/21/98                  1,200                   17.4375
         10/22/98                  1,400                   17.4285
         10/23/98                 10,400                   17.3155
         10/26/98                  3,700                   17.4662
         10/27/98                  4,000                   17.5594
         10/28/98                  2,300                   17.50
         10/29/98                  7,100                   17.4683
         10/30/98                  8,500                   17.50

---------------------------------------------------------------------------
           Date               Number of Shares         Price per Share
---------------------------------------------------------------------------
         11/02/98                  6,100                   17.4775
         11/03/98                  1,000                   17.50
         11/04/98                  3,500                   17.50
         11/05/98                  1,400                   17.50
         11/06/98                 11,000                   17.2631
         11/09/98                  6,600                   17.4953
         11/11/98                  2,600                   17.2596
         11/12/98                  1,600                   17.375
         11/13/98                  4,600                   17.50
         11/16/98                 25,800                   17.4987
         11/17/98                  3,800                   17.426
         11/18/98                 11,500                   17.262
         11/19/98                    500                   17.25
         11/20/98                  1,700                   17.3309
         11/23/98                  1,600                   17.4219
         11/24/98                  1,400                   17.4508
         11/25/98                  1,200                   17.4688
         11/27/98                    400                   17.50
         11/30/98                  5,900                   17.4978
         12/01/98                  3,300                   17.4716
         12/02/98                  6,300                   17.4266
         12/03/98                  4,800                   17.50
         12/04/98                  5,300                   17.4693
         12/07/98                 38,351                   17.447


During the period since the last amendment to this Schedule 13D and ending on the date of this statement, Mr. Warden was awarded 400 shares of Common Stock on May 20, 1997 and on May 19, 1998 pursuant to the Issuer's Director's Stock Compensation Plan.

(d) Not applicable.

(e) Prior to October 13, 1998, the date on which SGI Investor Partners began decreasing its holdings of Common Stock, Superior, Cawsl Enterprises, Inc., SGI Holdings, Inc., SGI Investor Partners and Mr. Warden ceased to be beneficial owners of more than five percent of the outstanding Common Stock as a result of additional shares of Common Stock being issued by the Issuer.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1999


                                      SUPERIOR GROUP, INC.


                                      By: /s/ William G. Warden, III
                                          ------------------------------
                                      Name:   William G. Warden, III
                                      Title:  Chairman of the Board

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1999


                         CAWSL ENTERPRISES, INC.


                         By: /s/ Thomas L. Sandor
                             ------------------------
                         Name:   Thomas L. Sandor
                         Title:  President and Chief Executive Officer

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1999


                          SGI HOLDINGS, INC.


                          By:  /s/ Thomas L. Sandor
                               -----------------------
                          Name:    Thomas L. Sandor
                          Title:   President and Chief Executive Officer

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1999


                        SGI INVESTOR PARTNERS
                        By: Cawsl Enterprises, Inc.,
                            its General Partner


                        By:  /s/ Thomas L. Sandor
                             ------------------------
                        Name:    Thomas L. Sandor
                        Title:   President and Chief Executive Officer


                        By: SGI Holdings, Inc.
                            its General Partner


                        By:  /s/  Thomas L. Sandor
                             ------------------------
                        Name:     Thomas L. Sandor
                        Title:    President and Chief Executive Officer

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1999




                                       /s/  William G. Warden, III
                                            --------------------------
                                            William G. Warden, III